MICHAEL D. LEVIN                        Sears Tower, Suite 5800
Direct Dial: (312) 876-7727             233 S. Wacker Dr.
michael.levin@lw.com                    Chicago, Illinois  60606
                                        Tel: (312) 876-7700  Fax: (312) 993-9767
                                        www.lw.com

LATHAM & WATKINS LLP                    FIRM / AFFILIATE OFFICES
                                        Brussels      New York
                                        Chicago       Northern Virginia
                                        Frankfurt     Orange County
                                        Hamburg       Paris
                                        Hong Kong     San Diego
September 8, 2006                       London        San Francisco
                                        Los Angeles   Shanghai
                                        Milan         Silicon Valley
                                        Moscow        Singapore
                                        Munich        Tokyo
                                        New Jersey    Washington, D.C.


Jay N. Webb, Esq.
Reviewing Accountant
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549

            RE:       INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 15, 2006
                      FORM 8-K FILED MAY 8, 2006
                      FILE NO. 000-26224


Dear Mr. Webb:

         The purpose of this letter is to respond to your letter dated August 1, 2006 in which you communicated certain comments regarding the Annual Report on Form 10-K for the year ended December 31, 2005 of Integra LifeSciences Holdings Corporation (the "Company") and the Company's Current Report on Form 8-K filed May 8, 2006. To assist you in reviewing these responses, I will precede each response with a copy (in italicized type) of the comment as stated in your letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

REVENUE RECOGNITION, PAGE F-11.

1. WE NOTE DISCLOSURE THAT YOUR PRODUCTS ARE SOLD THROUGH DISTRIBUTOR ARRANGEMENTS. PLEASE DESCRIBE FOR US THE SIGNIFICANT TERMS OF YOUR AGREEMENTS WITH DISTRIBUTORS, INCLUDING PAYMENT, RETURN, EXCHANGES, REPURCHASE AND OTHER SIGNIFICANT MATTERS. ALSO, PLEASE EXPLAIN AND SUPPORT WHEN YOU RECOGNIZE REVENUE TO DISTRIBUTORS. REFER TO SAB 104 AND

SEPTEMBER 8, 2006
PAGE 2



         SFAS 48 AS NECESSARY. FINALLY, EXPAND YOUR REVENUE RECOGNITION POLICY DISCLOSURES RELATED TO DISTRIBUTOR SALES TRANSACTIONS, AS NECESSARY, IN FUTURE FILINGS.

RESPONSE TO COMMENT 1

As with all customers, the Company records revenues on sales to distributors net of provisions for estimated returns at the time of sale. As further demonstrated below, the Company believes that its revenue recognition policies and existing disclosures are in full compliance with SAB 104 and SFAS 48.

DISTRIBUTOR RELATIONSHIPS

The majority of the Company's sales are through its direct (i.e. employed) sales organization. The Company sells its products to independent stocking distributors (i.e. distributors that purchase and physically take possession of product) in those countries where the Company does not have a direct sales force. In 2005, 2004 and 2003, sales in the United States represented approximately 75%, 80% and 75% of product revenues, respectively, and virtually all of the Company's sales to stocking distributors in 2005, 2004 and 2003 were outside of the United States. The Company maintained a variety of relationships with over 600 active distributors both domestically and internationally in 2005. These distributors fell into three categories: (1) "customer-repping" distributors which process orders for end-users but which hold no inventory; (2) foreign stocking distributors which maintain inventory for their resale; and (3) other fully integrated medical device companies for whom the Company manufactures specific products or components of products. Each of these distributor relationships is discussed below.

1.  "CUSTOMER-REPPING" DISTRIBUTORS

Through November 2005, the Company's JARIT business sold products through "customer-repping" distributors. Sales to "customer-repping" distributors are economically analogous to sales through the Company's direct sales organization. That is, "customer-repping" distributors did not stock inventory and did not take possession of product. Rather, "customer-repping" distributors placed orders with the Company in response to end-user customer orders. The Company shipped these products directly to the end-user customer (usually a hospital) at the direction of the distributor. Title (but not the physical product) passed to the distributor, and the distributor paid the Company and was responsible for billing and collecting from the end customer. The distributor's obligation to the Company was not contingent on its ability to collect from its end customer. As of November 2005, the JARIT business now sells these products directly to the end-user hospitals, and the Company has the credit risk for these customers.

The key terms applicable to "customer-repping" distributors included: (i) the right to purchase product upon delivery of a properly executed purchase order;
(ii) title passing to either the customer or the distributor once the product left the Company's warehouse (when product was shipped FOB shipping point or ex works) or upon verification of receipt by the customer (when product was shipped FOB destination); and (iii) payment due in 30 to 90 days. The Company generally accepts returns on account of defective product, shipment in error or mis-ordering at

SEPTEMBER 8, 2006
PAGE 3



the Company's sole discretion. The recognition of revenue in these relationships occurred when title passed.

2.  FOREIGN STOCKING DISTRIBUTORS

Independent foreign stocking distributors market and sell the Company's products in those countries where the Company does not have a direct sales force or "customer-repping" distributors. Sales to stocking distributors resulted in approximately $45 million, or 16% of product revenues in 2005, $33 million, or 14% of product revenues in 2004, and $21 million, or 13% of product revenues in 2003. Additionally, sales to the single largest stocking distributor customer represented less than 2% of product revenues in each of 2005, 2004 and 2003.

The Company has formal contracts with certain of its foreign stocking distributors. The Company's sales to the majority of foreign stocking distributors are governed by standard sales terms which are contained in sales invoices and in the Company's catalogue which are reflective of custom and practice. The key terms applicable to foreign stocking distributors include: (i) the right of the distributor to purchase product upon delivery of a properly executed purchase order; (ii) title passing to the distributor (a) once the product leaves the Company's warehouse (FOB shipping point or ex works) or (b) upon verification of receipt when shipped FOB destination; (iii) payment due in 30 to 90 days; and (iv) a right to return product within 90 days (120 days in the case of one distributor) with the Company's prior authorization. On infrequent occasions, the Company has accepted returns after the expiration of the 90- or 120-day period at its sole discretion.

3.  OTHER MEDICAL DEVICE COMPANIES

The Company supplies product under distribution agreements to various fully-integrated medical device companies. Each of the Company's agreements with these entities is individually negotiated. The key terms typically include (i) annual minimum purchase requirements of specified proprietary products at specified prices; (ii) title passing to the medical device company once the Company delivers the product to the carrier (FOB shipping point or ex works);
(iii) payment due in 30 to 60 days; and (iv) a right to return only products or shipments of products that do not conform to product or purchase order specifications.

2005 RETURN STATISTICS

The total amount of products returned was 1.8% of total consolidated product revenues in 2005.

DISCUSSION

In accordance with SAB 104, revenue is generally realized or realizable and earned when all of the following criteria are met:

     o   Persuasive evidence of an arrangement exists,

     o   Delivery has occurred or services have been rendered,

     o   The seller's price to the buyer is fixed or determinable, and

SEPTEMBER 8, 2006
PAGE 4



     o   Collectibility is reasonably assured.

Virtually all of the Company's revenue-generating activities relate to the shipment of product. Revenues from sales of products are recognized when title and risk of loss passes to the customer. This occurs at the time of shipping when products are shipped FOB shipping point or after verification of delivery if shipped FOB destination. Each transaction with end-user customers or "customer repping" distributors is reflected in a purchase order, and each transaction with the other distributors described above is evidenced by either a contract or the distributor's purchase order accepted by the Company according to its general sales terms, as well as the sales invoice which includes the sales terms. There is no significant customer acceptance or other conditions that prevent the Company from recognizing revenue upon shipment (when product is shipped FOB shipping point or ex works) or upon verification of receipt by the customer (when product is shipped FOB destination). The sales invoice issued to the customer contains the Company's price, and reasonable estimates are determined for sales returns at the time of sale. These estimates were based on years of historical sales returns and other known factors. The provisions were recorded as a reduction to revenues. A reserve for uncollectible accounts on a specific customer basis is also maintained.

Under paragraph 6 of SFAS 48, revenue from a sales transaction to the Company's distributors may be recognized at the time of sale only if all of the following conditions are met:

         a. THE SELLER'S PRICE TO THE BUYER IS SUBSTANTIALLY FIXED OR DETERMINABLE AT THE DATE OF SALE. The Company's prices are set forth on a sales invoice and are not subject to any adjustment, reduction or offset after shipment.

         b. THE BUYER HAS PAID THE SELLER, OR THE BUYER IS OBLIGATED TO PAY THE SELLER AND THE OBLIGATION IS NOT CONTINGENT ON RESALE OF THE PRODUCT. The customer's obligation to pay arises when title and risk of loss passes and is not contingent on the customer's resale of the product.

         c. THE BUYER'S OBLIGATION TO THE SELLER WOULD NOT BE CHANGED IN THE EVENT OF THEFT OR PHYSICAL DESTRUCTION OR DAMAGE OF THE PRODUCT. With respect to goods shipped FOB shipping point or ex works, the risk of loss passes to the customer at the time of shipment. With respect to goods shipped FOB destination, the risk of loss passes at the time of delivery. In cases where the goods are shipped FOB destination, the Company has a procedure to review shipping documents at period ends to defer revenue recognition if the goods have not been delivered prior to that period end date. The buyer's obligation or risk of loss would not change in the event of theft or physical destruction or damage of the product.

         d. THE BUYER ACQUIRING THE PRODUCT FOR RESALE HAS ECONOMIC SUBSTANCE APART FROM THAT PROVIDED BY THE SELLER. All of the Company's distributors are independent entities actually engaged in business. Since the Company had more than 600 active distributors in 2005, it is difficult to broadly characterize them by size or financial strength. However, none of them were affiliates of the Company.

SEPTEMBER 8, 2006
PAGE 5



         e. THE SELLER DOES NOT HAVE SIGNIFICANT OBLIGATIONS FOR FUTURE PERFORMANCE TO DIRECTLY BRING ABOUT RESALE OF THE PRODUCT BY THE BUYER. The Company has no obligation to facilitate distributor sales. Once product was shipped to a distributor, the Company did not retroactively adjust, reduce or offset the price of such product in order to facilitate distributor sales.

         f. THE AMOUNT OF FUTURE RETURNS CAN BE REASONABLY ESTIMATED (PARAGRAPH 8). The Company's sales consist of a large volume of relatively homogenous transactions, and, as noted above, the maximum return period is only 90 days (120 days in the case of one distributor) subject to minimal exceptions as noted above. Substantial history (directly and including historical information for acquired companies) with sales of each of the Company's products and actual returns against those sales permits reasonable estimates of returns.

Consistent with sales to all of the Company's customers including distributors, revenues are recorded net of provisions for estimated returns, which are established at the time of the sale as all of the conditions in paragraph 6 of SFAS 48 have been met at that time.

The Company recognizes that its accounting policy disclosure regarding sales returns is included under the heading "Trade Accounts Receivable, Allowances For Doubtful Accounts and Sales Returns" and will disclose this policy under the "Revenue Recognition" heading in future filings.

NOTE 14. COMMITMENTS AND CONTINGENCIES, PAGE F-30

2. WE NOTE DISCLOSURE ON PAGE F-31 THAT VARIOUS OUTSTANDING CLAIMS, LAWSUITS AND PROCEEDINGS "ARE EITHER ADEQUATELY COVERED BY INSURANCE OR OTHER WISE INDEMNIFIED". PLEASE DEMONSTRATE FOR US HOW YOUR CONTINGENCY ACCOUNTING POLICIES COMPLY WITH SFAS 5. IN THIS REGARD, CONFIRM YOU ACCRUE FOR LOSS CONTINGENCIES ON A GROSS BASIS BEFORE CONSIDERATION OF ANY POSSIBLE INSURANCE PROCEEDS. PLEASE REVISE FUTURE FILINGS TO ADDRESS OUR CONCERNS AND TO CLEARLY INDICATE YOUR POLICIES COMPLY WITH SFAS 5.

RESPONSE TO COMMENT 2

The Company has historically accrued for loss contingencies in accordance with SFAS 5; that is, when it is deemed probable that a loss has been incurred and that loss is estimable. The amounts accrued are based on the full amount of the estimated loss, and do not include an estimate for legal fees expected to be incurred in connection with the loss contingency. The Company consistently accrues legal fees expected to be incurred in connection with loss contingencies as those fees are incurred by outside counsel as a period cost, as permitted by EITF Topic D-77.

The Company's experience with loss contingencies that are covered by insurance or otherwise indemnified has been minimal. During the three-year period ended December 31, 2005, the Company was named as a party in only six loss contingencies that were covered by insurance. The status of these six loss contingencies is as follows:

     o Two of these matters remain outstanding. Management, in consultation with legal counsel, has not deemed it probable that a loss has been incurred in either of these matters. Accordingly, the Company has not recorded any liability for these matters.

SEPTEMBER 8, 2006
PAGE 6



     o In one of these matters, the Company was dismissed from the claim and incurred no damages. At no point did management, in consultation with legal counsel, deem it probable that a loss had been incurred in this matter. Accordingly, the Company did not record any liability for this matter.

     o In the remaining three matters, the Company reached a settlement with the counterparty.

         - In one of these matters, the Company paid the settlement without submitting a claim to the insurance carrier. When management, in consultation with legal counsel, deemed it probable that a loss had been incurred and that loss was estimable, the Company properly recorded a liability in accordance with SFAS 5 for the gross amount of the estimated damages.

         - In the other two settled matters, each of which was settled in February 2006 for $200,000 and $5,000, respectively, the settlement amounts were fully covered and paid for by the Company's insurance carrier on March 3, 2006 and May 24, 2006, respectively. There was no deductible applicable in either of these matters, and the loss had not been deemed probable by management prior to the February 2006 settlement dates. The Company did not record a gross liability and receivable in the December 31, 2005 financial statements for these subsequent events due to the fact that the amounts were clearly immaterial in relation to the Company's total assets, total equity and total revenues ($448.4 million and $289.8 million at December 31, 2005 and $277.9 million for the twelve months then ended, respectively). This matter did not have any affect on the Company's statement of operations.

The Company will expand its disclosures in future filings to clarify that it accrues for loss contingencies on a gross basis before considering insurance proceeds and to disclose the Company's policy regarding the accrual for legal fees.

FORM 8-K FILED MAY 8, 2006

3. WE NOTE THAT YOU PRESENT NON-GAAP MEASURES IN THE FORM OF AN ADJUSTED STATEMENT OF OPERATIONS. THIS FORMAT MAY BE CONFUSING TO INVESTORS AS IT REFLECTS NON-GAAP MEASURES WHICH HAVE NOT BEEN OTHERWISE DESCRIBED TO INVESTORS, INCLUDING NON-GAAP COST OF PRODUCT REVENUES, NON-GAAP RESEARCH AND DEVELOPMENT, NON-GAAP SELLING, GENERAL AND ADMINISTRATIVE, NON-GAAP TOTAL COSTS AND EXPENSES, NON-GAAP OPERATING INCOME, NON-GAAP INCOME BEFORE INCOME TAXES, NON-GAAP PROVISION FOR INCOME TAXES, NON-GAAP NET INCOME AND NET INCOME FOR DILUTED EPS, AND NON-GAAP DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING. IN FACT, IT APPEARS THAT MANAGEMENT DOES NOT USE ALL OF THESE NON-GAAP MEASURES. TO ELIMINATE INVESTOR CONFUSION, PLEASE DISCLOSE ONLY THOSE NON-GAAP MEASURES USED BY MANAGEMENT THAT YOU WISH TO HIGHLIGHT FOR INVESTORS, WITH THE APPROPRIATE DISCLOSURES AND RECONCILIATIONS FOR EACH MEASURE.

RESPONSE TO COMMENT 3

Integra believes that the presentation of non-GAAP financial measures in the form of an adjusted statement of operations provides important supplemental information to management and investors regarding non-cash expenses and financial and business trends relating to the

SEPTEMBER 8, 2006
PAGE 7



Company's financial condition and results of operations. Management uses non-GAAP financial measures in the form of an adjusted statement of operations when evaluating operating performance because the Company believes that the inclusion or exclusion of certain items, for which the amounts and/or timing may vary significantly depending upon the Company's acquisition and restructuring activities, provides a supplemental measure of the Company's operating results that facilitates comparability of the Company's operating performance from period to period, against the Company's business model objectives, and against other companies in the Company's industry. The Company has chosen to provide this information to investors so they can analyze the Company's operating results in the same way that management does and use this information in their assessment of the valuation of the Company.

Internally, non-GAAP financial measures in the form of an adjusted statement of operations are used by management for purposes of:

o supplementing the financial results and forecasts reported to the Company's board of directors;

o evaluating, managing and benchmarking the operating performance of the Company;

o        establishing internal operating budgets;

o comparing performance with internal forecasts and targeted business models; and

o        evaluating and valuing potential acquisition candidates.

The Company has disclosed only those non-GAAP financial measures utilized by management internally which management wished to highlight for investors with appropriate reconciliations for each measure. On a prospective basis, the Company intends to highlight only two non-GAAP financial measures currently presented in the adjusted statement of operations (net income and diluted earnings per share, both on an adjusted basis). As a result, the Company will not include an adjusted statement of operations in future earnings releases. On a prospective basis, the Company will provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including the reasons why management uses the non-GAAP financial measure and why management believes the presentation of each of the individual non-GAAP measures provides useful information to investors.

4. UNDER REGULATION G AND ITEM 10(e)(I)(i) OF REGULATION S-K, YOU MUST ACCOMPANY EACH NON-GAAP FINANCIAL MEASURE WITH THE FOLLOWING:

         o A PRESENTATION, WITH EQUAL OR GREATER PROMINENCE, OF THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE OR MEASURES CALCULATED AND PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP);

         o A RECONCILIATION (BY SCHEDULE OR OTHER CLEARLY UNDERSTANDABLE METHOD), WHICH SHALL BE QUANTITATIVE FOR HISTORICAL NON-GAAP MEASURES PRESENTED, AND QUANTITATIVE, TO THE EXTENT AVAILABLE WITHOUT UNREASONABLE EFFORTS, FOR FORWARD-LOOKING INFORMATION, OF THE DIFFERENCES BETWEEN THE NON-GAAP FINANCIAL MEASURE

SEPTEMBER 8, 2006
PAGE 8



                  DISCLOSED OR RELEASED WITH THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE OR MEASURES CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP;

         o A STATEMENT DISCLOSING THE REASONS WHY THE REGISTRANT'S MANAGEMENT BELIEVES THAT PRESENTATION OF THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS REGARDING THE REGISTRANT'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS; AND

         o TO THE EXTENT MATERIAL, A STATEMENT DISCLOSING THE ADDITIONAL PURPOSES, IF ANY, FOR WHICH THE REGISTRANT'S MANAGEMENT USES THE NON-GAAP FINANCIAL MEASURE.

         THIS APPLIES TO EVERY AMOUNT THAT YOU PRESENT AS A NON-GAAP MEASURE INCLUDING SHARES AND PER SHARE AMOUNTS. WHEN YOU PRESENT A STATEMENT OF NON-GAAP MEASURES, PLEASE NOTE THAT EACH MEASURE IN THE STATEMENT REPRESENTS A NON-GAAP MEASURE FOR WHICH YOU SHOULD PROVIDE THE REQUIRED DISCLOSURES. THE RECONCILIATION SHOULD BOTH IDENTIFY AND QUANTIFY EACH RECONCILING ADJUSTMENT INCLUDED IN THE NON-GAAP MEASURE. THE STATEMENT OF REASONS SHOULD ADDRESS EACH OF THE ADJUSTING ITEMS INCLUDED IN THE NON-GAAP MEASURE TO THE EXTENT NECESSARY TO EXPLAIN THE REASONS WHY MANAGEMENT BELIEVES THE MEASURE IS USEFUL. THE DISCUSSION OF YOUR REASONS FOR PROVIDING THE MEASURE SHOULD BE SPECIFIC AND NOT BROAD OR OVERLY VAGUE. YOU SHOULD INCLUDE THE REQUIRED DISCLOSURES FOR EACH NON-GAAP MEASURE YOU PRESENT. PLEASE REVISE FUTURE FILINGS TO COMPLY AND PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURE.

RESPONSE TO COMMENT 4

On a prospective basis, the Company will provide all disclosures required by
Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. Sample disclosure is provided on Annex A to this letter and contemplates certain disclosures in a Current Report on Form 8-K which would furnish an earnings press release which contains hypothetical non-GAAP financial measures. The sample disclosure reflects proposed language for both documents that meets the requirements of Item 10(e)(1)(i) of Regulation S-K. The specific non-GAAP financial measures provided in Annex A and the adjustments used to calculate those non-GAAP financial measures may vary from period to period. The Company's actual disclosures would be revised and expanded accordingly.

5. WHILE THERE IS NO per se PROHIBITION AGAINST REMOVING A RECURRING ITEM, YOU MUST MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS OF ANY MEASURE THAT EXCLUDES RECURRING ITEMS, ESPECIALLY IF THE NON-GAAP FINANCIAL MEASURE IS USED TO EVALUATE PERFORMANCE. WHETHER A NON-GAAP FINANCIAL MEASURE THAT ELIMINATES A RECURRING ITEM OR ITEMS FROM THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE IS ACCEPTABLE DEPENDS ON ALL OF THE FACTS AND CIRCUMSTANCES. HOWEVER, IF THERE IS A PAST PATTERN OF THE CHARGES, NO ARTICULATED DEMONSTRATION THAT SUCH CHARGES WILL NOT CONTINUE AND NO OTHER UNUSUAL REASON THAT A COMPANY CAN SUBSTANTIATE TO IDENTIFY THE SPECIAL NATURE OF THE CHARGE, IT WOULD BE DIFFICULT FOR A COMPANY TO MEET THE BURDEN OF DISCLOSING WHY SUCH A NON-GAAP FINANCIAL MEASURE IS USEFUL TO INVESTORS. IN SUCH CIRCUMSTANCES, ITEM 10(e) OF REGULATION S-K WOULD NOT PERMIT THE USE OF THE NON-GAAP FINANCIAL MEASURE AND SIMILAR CONSIDERATIONS MAY APPLY UNDER ITEM 12 OF FORM 8-K. IN ADDITION, INCLUSION OF SUCH A MEASURE MAY BE MISLEADING

SEPTEMBER 8, 2006
PAGE 9



         ABSENT THE FOLLOWING DISCLOSURE, WHICH SHOULD BE SPECIFIC TO EACH MEASURE AND NOT A BROAD OVERALL, VAGUE DISCLOSURE:

         o THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS;

         o THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A MEASURE;

         o THE MATERIAL LIMITATIONS ASSOCIATED WITH USE OF THE NON-GAAP FINANCIAL MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE;

         o THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE; AND

         o THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS

         REFER TO QUESTION 8 OF THE FAQ REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES DATED JUNE 13, 2003. PLEASE REVISE FUTURE FILINGS TO COMPLY AND PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURE.

RESPONSE TO COMMENT 5

The Company will demonstrate the usefulness of any non-GAAP financial measure that excludes items of a recurring nature. Sample disclosure is provided on Annex A to this letter.

6. WITH RESPECT TO YOUR USE OF A PER SHARE MEASURE THAT IS NOT CALCULATED USING A SHARE FIGURE THAT IS PRESENTED ON A DILUTED BASIS IN ACCORDANCE WITH GAAP, SPECIFICALLY NON-GAAP ADJUSTED DILUTED EARNINGS PER SHARE, YOU SHOULD CONSIDER WHETHER THIS PRESENTATION COMPLIES WITH THE REQUIREMENT OF REGULATION G THAT A REGISTRANT, OR A PERSON ACTING ON ITS BEHALF, SHALL NOT MAKE PUBLIC A NON-GAAP FINANCIAL MEASURE THAT, TAKEN TOGETHER WITH THE INFORMATION ACCOMPANYING THAT MEASURE, CONTAINS AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMITS TO STATE A MATERIAL FACT NECESSARY IN ORDER TO MAKE THE PRESENTATION OF THE NON-GAAP FINANCIAL MEASURE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS PRESENTED, NOT MISLEADING. SEE RULE 100 OF REGULATION G.

RESPONSE TO COMMENT 6

In calculating adjusted net income and adjusted diluted earnings per share, one of the adjustments was to add back all equity-based compensation expense determined in accordance with FASB 123R to be more comparable with prior years. In order to make the 2006 presentation more comparable to prior years, the calculation of weighted average shares outstanding on a diluted basis had to be conformed as well. In calculating diluted EPS, the dilutive effect of restricted stock and stock options on the denominator is determined through application of the treasury stock method, and unearned equity-based compensation is one factor that is used to calculate assumed share repurchases under the treasury stock method. Because the unrecognized equity-based compensation expense under FAS 123R is higher than if no equity-based compensation charges are assumed (which is how the Company calculates adjusted net

SEPTEMBER 8, 2006
PAGE 10



income), the number of shares that are included in the denominator of diluted EPS when applying FAS 123R is less than the number of shares that are included in the Company's method of reporting adjusted earnings per share (i.e. in order to be consistent, since all equity-based compensation expense was added back in the calculation of adjusted net income, the weighted average shares used to calculate adjusted earnings per share were also adjusted so that no unearned equity-based compensation is considered in the treasury stock method). As was disclosed in the release, the difference in the weighted average shares was 138,000 as compared to total weighted average shares outstanding on a diluted basis as reported of approximately 33,800,000.

Because the Company will add back the effects of all equity-based compensation costs in its adjusted net income going forward to promote more consistency with the prior year's presentation, management believes that the determination of weighted average shares outstanding for purposes of calculating adjusted earnings per diluted share should also continue to be adjusted as described above.

                                 *    *    *

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEPTEMBER 8, 2006
PAGE 11



         Please do not hesitate to contact me at any time at (312) 876-7727 or my partner, John J. Huber, at (202) 637-2242 with any further questions or comments. In addition, please send any follow-up correspondence to my attention at the address above.



                                            Very truly yours,

                                            /s/ Michael D. Levin

                                            Michael D. Levin
                                            of LATHAM & WATKINS LLP

cc:   Kevin Kuhar, Staff Accountant
      John J. Huber, Latham & Watkins LLP

SEPTEMBER 8, 2006
PAGE 12



                                     ANNEX A


PROPOSED FORM OF DISCLOSURE FOR FUTURE CURRENT REPORTS ON FORM 8-K:

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The information in this Current Report, including the accompanying exhibit, is being furnished and shall not be deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, regardless of any general incorporation language contained in such filing.

On __________, 2006, Integra LifeSciences Holdings Corporation issued a press release announcing the unaudited financial results for its third quarter ended September 30, 2006. A copy of the press release is furnished herewith as Exhibit
99.1 and is incorporated by reference herein.

DISCUSSION OF ADJUSTED FINANCIAL MEASURES

In addition to our GAAP results, we provide adjusted net income and adjusted earnings per diluted share. Adjusted net income consists of net income excluding equity-based compensation charges, acquisition-related charges, facility consolidation, manufacturing transfer and system integration charges and certain employee termination and related costs. Adjusted earnings per diluted share is calculated by dividing adjusted net income by adjusted diluted weighted average shares outstanding. Because all equity-based compensation expense is added back in the calculation of adjusted net income, the calculation of diluted weighted average shares outstanding is adjusted to exclude the benefits of unearned equity-based compensation costs attributable to future services and not yet recognized in the financial statements. These unearned equity-based compensation costs are treated as proceeds assumed to be used to repurchase shares in the calculation of GAAP diluted weighted average shares outstanding.

Integra believes that the presentation of adjusted net income and adjusted earnings per diluted share provides important supplemental information to management and investors regarding non-cash expenses and financial and business trends relating to the Company's financial condition and results of operations. Management uses non-GAAP financial measures in the form of adjusted net income and adjusted earnings per diluted share when evaluating operating performance because we believe that the inclusion or exclusion of the items described below, for which the amounts and/or timing may vary significantly depending upon the Company's acquisition and restructuring activities, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of our Company.

SEPTEMBER 8, 2006
PAGE 13



Internally, adjusted net income and adjusted earnings per diluted share are significant measures used by management for purposes of:

o supplementing the financial results and forecasts reported to the Company's board of directors;

o evaluating, managing and benchmarking the operating performance of the Company;

o        establishing internal operating budgets;

o        determining compensation under bonus or other incentive programs;

o        enhancing comparability from period to period;

o comparing performance with internal forecasts and targeted business models; and

o        evaluating and valuing potential acquisition candidates.

Adjusted net income reflects net income adjusted for the following items:

o EQUITY-BASED COMPENSATION. Equity-based compensation relates primarily to employee stock options and restricted stock units issued by the Company. Although recurring in nature, equity-based compensation expense is heavily influenced by management decisions regarding equity-based awards that were granted at a time when different accounting rules applied to such awards and is a non-cash expense that varies in amount from period to period and is affected by market forces that are difficult to predict and are not within the control of management, such as the price of our common stock. Accordingly, management excludes this item from its internal operating forecasts and models and as it assesses the Company's performance. Management believes that exclusion of this item is consistent with the guidance in Staff Accounting Bulletin No. 107.

o ACQUISITION-RELATED CHARGES. Acquisition-related charges include in-process research and development charges and inventory fair value purchase accounting adjustments. Inventory fair value purchase accounting adjustments consist of the increase to cost of goods sold that occur as a result of expensing the "step up" in the fair value of inventory that we purchased in connection with acquisitions as that inventory is sold during the financial period. Although recurring given the ongoing character of our acquisition program, these acquisition-related charges are not factored into the evaluation of our performance by management after completion of acquisitions because they are of a temporary nature, they are not related to our core operating performance and the frequency and amount of such charges vary significantly based on the timing and magnitude of our acquisition transactions as well as the level of inventory on hand at the time of acquisition.

SEPTEMBER 8, 2006
PAGE 14



o FACILITY CONSOLIDATION, MANUFACTURING TRANSFER AND SYSTEM INTEGRATION CHARGES. These charges, which include employee termination and other costs associated with exit or disposal activities and costs associated with the worldwide implementation of a single enterprise resource planning system, result from rationalizing our existing manufacturing, distribution and administrative infrastructure. Many of these cost-saving and efficiency-driven activities are identified as opportunities in connection with acquisitions that provide the Company with additional capacity or economies of scale. Although recurring in nature given management's ongoing review of the efficiency of our manufacturing, distribution and administrative facilities and operations, management excludes these items when evaluating the operating performance of the Company because the frequency and amount of such charges vary significantly based on the timing and magnitude of the Company's rationalization activities and are, in some cases, dependent upon opportunities identified in acquisitions, which also vary in frequency and magnitude.

o EMPLOYEE TERMINATION AND RELATED COSTS. Employee termination and related costs consist of charges related to significant reductions in force that are not initiated in connection with facility consolidations or manufacturing transfers. Management excludes these items when evaluating Integra's operating performance because these amounts do not affect our core operations, given the large-scale and one-time nature of these activities.

o INCOME TAX EXPENSE (BENEFIT). Income tax expense is adjusted by the amount of additional tax expense or benefit that the Company estimates that it would record if it used non-GAAP results instead of GAAP results in the calculation of its tax provision. Such additional tax expense or benefit is calculated at the statutory rate.

The calculation of adjusted earnings per diluted share is further adjusted for the following item:

o As noted above, in calculating adjusted net income, one of the Company's adjustments is to add back all equity-based compensation expense determined in accordance with FASB 123R to be more comparable to prior years. In order to make the 2006 presentation more comparable to prior years, the calculation of weighted average shares outstanding on a diluted basis had to be conformed as well. In calculating diluted EPS, the dilutive effect of restricted stock and stock options on the denominator is determined through application of the treasury stock method, and unearned equity-based compensation is one factor that is used to calculate assumed share repurchases under the treasury stock method. Because the unrecognized equity-based compensation expense under FAS 123R is higher than if no equity-based compensation charges are assumed (which is how we calculate adjusted net income), the number of shares that are included in the denominator of diluted EPS when applying FAS 123R is less than the number of shares that are included in our method of reporting adjusted earnings per share (i.e. in order to be consistent, since all equity-based compensation expense was added back in the calculation of adjusted net income, the weighted average shares used to calculate adjusted earnings per share were also adjusted so that no unearned equity-based compensation is considered in the treasury stock method). As was disclosed in the release, the difference in the weighted average shares was 138,000 as compared to total weighted average shares outstanding on a diluted basis as reported of approximately 33.8 million. Our calculation of adjusted earnings per diluted share is based on a different number of shares than GAAP earnings per share.

SEPTEMBER 8, 2006
PAGE 15



Adjusted net income and adjusted earnings per diluted share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of the Company's business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of Integra's results as reported under GAAP. Integra expects to continue to incur expenses of a nature similar to the non-GAAP adjustments described above, and exclusion of these items from its adjusted net income should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Some of the limitations in relying on adjusted net income and adjusted earnings per diluted share are:

o Adjusted net income does not include equity-based compensation expense related to equity awards granted to our workforce. Our equity incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, commencing with the first quarter of 2006. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with equity -based awards is excluded from adjusted net income.

o Integra periodically acquires other companies or businesses, and we expect to continue to incur acquisition-related expenses and charges in the future. These costs can directly impact the amount of the Company's available funds or could include costs for aborted deals which may be significant and reduce GAAP net income.

o Although the charges related to the restructuring of our operations occur on a sporadic basis, they may recur in the future and they are cash charges that reduce our available cash. There is no assurance that we will not incur other restructuring and additional one-time expenditures in the future.

o All of the adjustments have been tax effected at Integra's actual tax rates. Depending on the nature of the adjustments and the tax treatment of the underlying items, the effective tax rate on adjusted income could differ significantly from the effective tax rate on GAAP income.

In the financial statements portion of its earnings press release for the third quarter of 2006, which is attached hereto as Exhibit 99.1, the Company has included a reconciliation of GAAP to non-GAAP net income and non-GAAP earnings per diluted share used by management for the three and nine months ended September 30, 2006 and 2005.

SEPTEMBER 8, 2006
PAGE 16



PROPOSED FORM OF DISCLOSURE FOR FUTURE PRESS RELEASES:

NEWS RELEASE

CONTACTS:

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

MAUREEN B. BELLANTONI                   JOHN BOSTJANCIC
EXECUTIVE VICE PRESIDENT                VICE PRESIDENT, CORPORATE DEVELOPMENT
AND CHIEF FINANCIAL OFFICER             AND INVESTOR RELATIONS
(609) 936-6822                          (609) 936-2239
maureen.bellantoni@Integra-LS.com       Jbostjancic@Integra-LS.com



             INTEGRA LIFESCIENCES REPORTS THIRD QUARTER 2006 RESULTS

Plainsboro, New Jersey -- __________, 2006 -- Integra LifeSciences Holdings Corporation (Nasdaq: IART) today reported unaudited financial results for its third quarter ended September 30, 2006.

[Discussion of GAAP revenue and net income]

In addition to GAAP results, Integra reports adjusted net income and adjusted diluted earnings per share. A further discussion of these non-GAAP financial measures can be found below, and reconciliations of GAAP net income to non-GAAP net income for the three months and nine month periods ended September 30, 2006 and 2005 appear in the financial statements portion of this release.

Adjusted net income for the third quarter of 2006, computed with the adjustments to GAAP reporting set forth in the attached reconciliation, was $_____ million, or $_____ per share (diluted).

[CEO comments on results.]

We have scheduled a conference call for 9:00 am EST today, __________, 2006, to discuss the financial results for the third quarter of 2006 and forward-looking financial guidance. The call is open to all listeners and will be followed by a question and answer session. Access to the live call is available by dialing
(719) 457-2618 or through a listen-only webcast via a link provided on the home page of Integra's website at www.Integra-LS.com. A replay of the conference call will be accessible starting one hour following the live event. Access to the replay is available through __________, 2006 by dialing (719) 457-0820 (access code 1481965) or through the webcast accessible on our home page.

SEPTEMBER 8, 2006
PAGE 17



DISCUSSION OF ADJUSTED FINANCIAL MEASURES

Adjusted net income consists of net income excluding equity-based compensation charges, acquisition-related charges, facility consolidation, manufacturing transfer and system integration charges and certain employee termination and related costs. Adjusted earnings per diluted share is calculated by dividing adjusted net income by adjusted diluted weighted average shares outstanding. Because all equity-based compensation expense is added back in the calculation of adjusted net income, the calculation of diluted weighted average shares outstanding is adjusted to exclude the benefits of unearned equity-based compensation costs attributable to future services and not yet recognized in the financial statements. These unearned equity-based compensation costs are treated as proceeds assumed to be used to repurchase shares in the calculation of GAAP diluted weighted average shares outstanding.

Integra believes that the presentation of adjusted net income and adjusted earnings per diluted share provides important supplemental information to management and investors regarding non-cash expenses and financial and business trends relating to the Company's financial condition and results of operations. For further information regarding why Integra believes that these non-GAAP measures provide useful information to investors, the specific manner in which management uses these measures, and some of the limitations associated with the use of these measures, please refer to the Company's Current Report on Form 8-K regarding this earnings press release filed today with the Securities and Exchange Commission. The section of the Company's report is available on the SEC's website at www.sec.gov or on our website at www.Integra-LS.com.

[safe harbor statement]

SEPTEMBER 8, 2006
PAGE 18



                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
(In thousands, except per share amounts)

                                            Three Months Ended                          Nine Months Ended
                                               September 30,                              September 30,
                                   --------------------------------------     ---------------------------------------
                                        2006                  2005                  2006                  2005
                                   ----------------     -----------------     -----------------     -----------------
TOTAL REVENUE                      $                    $                     $                     $

COSTS AND EXPENSES
Cost of product revenues
Research and development
Selling, general and
administrative
Intangible asset amortization
                                   ----------------     -----------------     -----------------     -----------------

     Total costs and expenses

Operating income
Interest income
Interest expense
Other income (expense), net
                                   ----------------     -----------------     -----------------     -----------------

Income before income taxes

Income tax expense
                                   ----------------     -----------------     -----------------     -----------------

Net income                         $                    $                     $                     $
                                   ================     =================     =================     =================


Basic net income per share         $                    $                     $                     $
Diluted net income per share       $                    $                     $                     $

Weighted average common
shares outstanding:
              Basic
              Diluted

Listed below are the items included in net income that management excludes in computing the Adjusted financial measures referred to in the text of this press release and further described under Discussion of Adjusted Financial Measures.

Equity-based compensation          $                    $                     $                     $

Acquisition-related charges

Facility consolidation,
manufacturing transfer and
system integration charges

Employee termination and related
costs

Income tax expense (benefit)

SEPTEMBER 8, 2006
PAGE 19



                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                     RECONCILIATION OF NON-GAAP ADJUSTMENTS
                                   (UNAUDITED)
(In thousands, except per share amounts)

                                            Three Months Ended                          Nine Months Ended
                                               September 30,                              September 30,
                                   --------------------------------------     ---------------------------------------
                                        2006                  2005                  2006                  2005
                                   ----------------     -----------------     -----------------     -----------------
GAAP net income                    $                    $                     $                     $
Non-GAAP adjustments:
     Equity-based
     compensation
     Acquisition-related
     charges
     Facility consolidation,
     manufacturing transfer
     and system integration
     charges
     Employee termination
     and related costs

     Total of non-GAAP
     adjustments

Adjusted net income                $                    $                     $                     $

GAAP weighted average
shares (diluted)
     Non-GAAP adjustment

Adjusted weighted average
shares (diluted)

GAAP net income per share          $                    $                     $                     $
(diluted)
     Non-GAAP adjustments
     detailed above

Adjusted net income per            $                    $                     $                     $
share (diluted)

SEPTEMBER 8, 2006
PAGE 20



                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                [to be supplied]

SEPTEMBER 8, 2006
PAGE 21



                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                [to be supplied]